Filed by: Bergen Brunswig Corporation. This
                                   Communication is filed pursuant to Rule 425
                                   under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                   Subject Company: Bergen Brunswig Corporation
                                   Commission File Number: 1-5110


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                          Bergen Brunswig Corporation



                                 Raymond James
                                  Presentation
                                    May 2001

                               Safe Harbor Clause


Some of the information in this presentation may constitute forward-looking statements which are subject to certain uncertainties which could cause actual results to differ materially from those projected or implied. These uncertainties are described in the Company's reports and exhibits filed with the Securities and Exchange Commission.

                            Additional Information &
                          Participants in Solicitation


         In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are advised to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

         AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                           Bergen Brunswig Corporation

                      BBC - 112 Years of Operating History


o Fortune 200 company headquartered in Orange County, California with $21 billion in annual revenues

o   Leading national supplier/distributor:
    >>  Pharmaceuticals
    >>  Specialty Healthcare Products

o   Leader/national player in the Long-term Care Pharmacy Business

                                BBC Segments and
                                  Subsidiaries


Bergen Brunswig           o Drug Company - Leading distributor of products
Corporation                 sold or used by institutional and retail
 |     |                    pharmacies.
 |     |
 | Pharmaceutical         o Specialty Group - Leading supplier of goods and
 | Distribution             services to physicians in the nephrology, oncology,
 | Segment                  plasma, primary care, and vaccine healthcare
 |                          segments.
 |
PharMerica                o PharMerica - Leading provider of institutional
Segment                     pharmacy care and pharmacy management services.

                          o PMSI - Premier provider of direct pharmaceutical
                            service to workers' compensation and catastrophic care patients.

                               Segment Net Sales*
                                    & EBITDA

                                YTD 2nd Quarter
                                    FY 2001


                      [Net Sales Pie Chart] [EBITDA Pie Chart]
       [93% Pharmaceutical Distribution] [80% Pharmaceutical Distribution]
                        [7% PharMerica]         [20% PharMerica]



                        [X] Pharmaceutical Distribution
                        [X] PharMerica


            *Revenues before intersegment elimination and corporate

                  BBC Subsidiary                * BBDC Divisions
                  Divisions                     * BBSG Divisions
                                                * PharMerica Sites


             [Map of the United States with Hawaii and Puerto Rico]

                          Bergen Brunswig Corporation


o   Navigated Rough Waters in fiscal 2000
    >>  Less than optimal credit for investment buying
    >>  Certain divisions not providing sufficient return

o   Re-capitalized the business through
    >>  asset sales
    >>  refinanced debt

o   Re-focused on our core businesses

                            Fiscal 2000 Asset Sales


       Management Focus Returned to Drug Distribution and Long Term Care

o   August 2000:  Sold BBMC (medical-surgical business)
    >>  $181 million in cash proceeds - applied to debt repayment

o   September 2000:  Sold Stadtlander's
    >> $259 million in cash proceeds; expected tax savings of $120 million* >> Proceeds applied to debt reduction.
    >>  Elimination of $29 million annual EBIT deficit

Total Applied to Debt Reduction - $440 million


__________

*  Includes incremental tax benefits of the Stadtlander divestiture.

                                Credit Position


o   Started fiscal 2001 with debt reduced to $1.1 billion
    >>  Reduction of long-term debt in 4Q: 29%

o By 3/31/2001, $800 million revolver component of bank credit facility was unused
    >>  To be used for investments in inventory

o Asset securitization program increased to $450 million for improved flexibility
    >>  $300 million utilized at 3/31/2001

                              Historical Strengths


Proforma Excluding Special Charges and Discontinued Operations

REVENUE                                                         EBITDA

3-Year CAGR:  19.7%                                      3-Year CAGR:  23.1%


             [Bar graphs showing revenue growth and EBITDA margins]

                         Operating Results: Fiscal 2000

                           ($ in millions except EPS)

        Pro Forma Excluding Special Charges and Discontinued Operations


                        FY 2000                 FY 1999                 %Change
                        -------                 -------                 -------

Revenues*               $18,726                 $16,138                     16%

EBITDA                     $366                    $312                     17%

Interest Expense           $135                     $67                    101%

Earnings                    $80                    $112                    (28%)

EPS-Diluted               $0.60                   $0.94                    (36%)


__________

*  exclude bulk shipments

                          Operating Results*: Q2-FY2001

                           ($ in millions except EPS)


                        FY 2001                 FY 2000                 %Change
                        -------                 -------                 -------

Revenues**               $4,987                  $4,573                      9%

EBITDA                     $108                     $98                     11%

Interest Expense            $43                     $30                     43%

Earnings                    $28                     $24                      9%

EPS-Diluted               $0.21                   $0.18                     17%


__________

*  Continuing operations
** Exclude bulk shipments

                              What's New for BBC?


o   Positioning ourselves to take advantage of positive market demographics

o   Focusing on core strengths

o   Merging with AmeriSource

                              Fiscal 2001 & Beyond

                         Major Industry Growth Drivers


o   Biotech Revolution

o   Aging of Americans
    >>  Increased Drug Utilization

o   Brand to Generic Conversions

o   Managed Care / Utilization

                            Industry Growth Drivers


Biotech Revolution

o   Growing pipeline of biotech drugs
    >>  1,200 + biotech manufacturers
    >>  369 new drugs in development

o   New biotech based therapies are expensive

o   Treatments are shifting to outpatient environment from the hospital setting


        "On the horizon is the richest pipeline of potential blockbuster biotech drugs in history"
                         - Warburg Dillon Read LLC 3/00

                            Industry Growth Drivers


Aging of Americans

o   35M people over 65 years old currently

o   75M Baby Boomers
    >>  Become elder boomers within the next decade
    >>  Wealthy and well educated
        o  Less dependent on MediCaid
    >>  High expectations for their health care

o   Life expectancy continues to increase

                            Industry Growth Drivers


Drug Utilization


               [Bar graphs showing drug utilization comparison for
                 general population, 65-74 years and 75+ years]





Source:  National Ambulatory Medical Care Survey

                            Industry Growth Drivers


Brand to Generic Conversion

o Most significant patent expiration in history will take place over the next five years

o Between 2001 and 2005, over $30 billion in branded products will move to generic

o   Generics are 50% more profitable to the wholesaler

                            Industry Growth Drivers


Managed Care

o Pharmaceutical care recognized as the cost efficient method to treat patients

o   Prescription drugs being substituted for hospital care

o Prescription drugs account for 8.5% of U.S. Healthcare expenses, up from 5.5% at beginning of decade

                            Drug Company
                            Positioned to Capitalize


Market Trends

Pharmaceutical Growth

                               Robust Distribution
                                     Network

                  o 28 Major Metropolitan Areas

                  o Highly efficient, Low cost

                  o High quality


                  o Available Capacity Flexible: B2B, DTC, DTP

                  o Diverse product selection

                  o Speed to Market: New Product Placement (NPP)

                            Drug Company
                            Positioned to Capitalize


Market Trends

Service

                               Customer Portfolio

              o   Retail 56%, Health Systems 44%

              o   Chains: Longs, Publix, CVS

              o   Mail Service: Merck-Medco, Advance PCS
                                             -----------

              o Independents: United GPO, Good Neighbor Pharmacies
                >>  2000+ independents
                >>  Ranked #7 in consumer preference

                            Drug Company
                            Positioned to Capitalize


Market Trends

Pharmacist Shortage

                               Logistic Solutions

    o   RightPak
        >> Broad array of fastest moving products in "ready to dispense" quantities/packaging

    o   Central Fill
        >>  Off-site prescription filling on behalf of customers

                           Specialty Group Strengths
                           Oncology


         "The cancer market remains one of the largest untapped disease markets in the world."
              - PaineWebber US Portfolio Managers Spotlight 11/00

o   Market Drivers
    >>  Aging population
    >>  Improved outcomes through targeted therapies
    >>  Increased focus on R&D

        o  350+ new cancer drugs in development - PhRMA

o   Market for cancer drugs is estimated at $9B
    >>  Growing at 20%+ per year

o   75% of the medical oncologists are in private practice

o   Currently servicing 2,226 active customers

                          PharMerica
                          Segment Net Sales & EBITDA*


                                    FY 2000

        Net Sales                                               EBITDA*

                       [Pie charts comparing net sales and
              EBITDA for long term care and workers' compensation]



_____________

*  EBITDA before corporate expenses and special charges

                                PharMerica's LTC
                                Strategy


           Supporting "Operational Excellence" & Managing the Business

o Create operational efficiencies through enhanced systems & B2B Internet applications

o   Utilize disciplined growth & asset management

o   Promote automated dispensing, data entry & custom packaging

o   Capitalize on increase in home care market

o   Leverage data and clinical expertise

                              AmeriSource- Bergen
                              Merger


o   Announced $7 Billion Merger of Equals on March 19, 2001

o   Expect to hear from FTC on May 7, 2001



                        [AMERISOURCE LOGO] [BERGEN LOGO]

                               AmeriSource-Bergen
                               Merger


Focused Business Strategy

o   Pharmaceutical Distribution - $35 billion annual revenue
    >>  Both customer service driven

o   Value Added Solutions
    >>  American Health Packaging
    >>  ASD Specialty Healthcare
    >>  Good Neighbor Pharmacy & Family Pharmacy
    >>  Pharmacy Healthcare Solutions

o   PharMerica

o   Continuous Productivity & Quality Improvement



                        [AMERISOURCE LOGO] [BERGEN LOGO]

                               AmeriSource-Bergen
                               Merger


Synergies

o   $125 million in savings by end of third year
    >>  Rationalization of distribution network
    >>  Consolidation of corporate staffs
    >>  Purchasing efficiencies, especially generics

o   Other opportunities for synergies
    >>  Working capital savings
    >>  Access to lower cost capital
    >>  Cost Avoidance


                        [AMERISOURCE LOGO] [BERGEN LOGO]

                             BBC Fiscal 2001 Goals


o   Exceed revenue and Earnings guidance of 10% and 30%, respectively

o   Improve operating margins

o   Further monetize under performing assets

o   Continue to improve credit profile

o   Reinvest in short term, high return, predictable investments

                          Bergen Brunswig Corporation


Fiscal 2001 Progress

o   Meeting revenue expectations.

o   Improving operating margins with margin expansion going forward.

o   Controlling expenses at all levels.

o   Meeting profit expectations.

o   Reducing interest expense.

o   Maintaining sufficient liquidity to maximize returns.

o   Producing positive momentum with stable and predictable outcomes.